Exhibit 99.2

Exhibit No.	Exhibits

99.2	Cash dividend declaration on the Company’s Common Stock and Series IV Cumulative Non-Convertible Redeemable Preferred Stock; and

Appointment of officers and promotion within officer rank.

August 6, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 6, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,586 As of June 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 6, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Resignation, Removal or Election of Directors or Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company” or “PLDT”) held on August 6, 2020:

1.	The Board confirmed the appointment of the following officers:

	Name	Position/Title	Effectivity Date
1.	Angel T. Redoble	Fist Vice President/Chief Information Security Officer	February 16, 2020
2.	Catherine Y. Yang	First Vice President/Group Corporate Communications Officer	July 31, 2020
3.	Branden B. Dean	Vice President/Head of IT Operations Support Systems & Automation Management	May 1, 2020
4.	Jonston Prince W. Ong	Vice President/Senior BTO Executive	March 16, 2020
5.	Bernadette C. Salinas	Vice President/Senior BTO Executive	January 1, 2020

Mr. Angel T. Redoble has over 20 years of local and international experience in the field of cyber security. Prior to his appointment in PLDT in February 2020, he served as the Group Chief Information Security Officer of ePLDT, Inc. Previously, he was a Senior Consultant of the Homeland Security Department of Indra Sistemas in Madrid, Spain, and later became a Consultant at the Office of the Assistant Chief of Staff for Communications Electronics and Information Service of the Philippine Army.

Mr. Redoble is the Chairman and Founding President of the Philippine Institute of Cyber Security Professionals, and the Vice Chairman for External Affairs of the Philippine National Police National Advisory Group for Police Transformation and Development. He is a regular lecturer at the National Defense College of the Philippines on the topics Cyber Security and Cyber Warfare focusing on national security threats and international policies. He has received several awards including the 2013 ISC2 (International Information System Security Certification Consortium, Inc.) Asia Pacific Information Security Leadership Achievement (ISLA) Award, 2013 PNP Award for his contribution in combating cybercrime, and the 2016 PNP Crime Laboratory Group Award. He graduated with a Bachelor of Science Degree in Electrical Engineering from Cebu Institute of Technology and obtained a Master of Arts Degree in Information Security Management from UPSAM-ASIMILEC in Madrid, Spain.

Ms. Catherine Y. Yang has an extensive broadcast career spanning 28 years, during which she has garnered global recognition for her work as a financial journalist. Prior to joining PLDT, she was the Anchor-Managing Editor of the ABS-CBN News Channel (ANC) and hosted “Market Edge” and “Business Nightly” five times a week, focusing on financial news and economic stories. She was also the host and executive producer of “The Boss”. Previously, Ms. Yang anchored the flagship business programs of Bloomberg Television Asia-Pacific for nearly 10 years, in Tokyo for 4 years and then in Hong Kong for the next 5 years. She also worked as reporter-presenter for Reuters TV Asia-Pacific for 3 years in Hong Kong and later as Hong Kong correspondent for the global English channel of China’s state television CCTV, now CGTN.

Ms. Yang has received numerous prestigious awards including the Best News Anchor and/or Presenter at the Asian Television Awards (2001, 2002, 2003 and 2020), Best News or Current Affairs Presenter at the Asian Academy Creative Awards in Singapore (2020), and Best News Presenter or Anchor at the 24th Asian TV Awards (2020).

Ms. Yang graduated with AB Communication Arts Degree from De La Salle University. In the course of her career, she was chosen for a Reuters Foundation journalism fellowship at Oxford University in England. She was also an international journalism fellow at the University of Cardiff in Wales, UK. She received a scholarship to attend the Wharton Seminars for Business Journalists at the Wharton School of the University of Pennsylvania in Philadelphia, U.S.A., and was granted the Sheehan International Funding Opportunity to undertake lectures in leadership strategy, financial analysis, global markets, among others. In 2019, she also undertook a scholarship from the Washington-based National Press Foundation and Hinrich Foundation for a deeper understanding on international sustainable trade.

Mr. Branden B. Dean has over 25 years of experience working in the USA, UK, and the Philippines developing expertise across industries in banking, real estate, telecommunications consumer products, manufacturing, and healthcare. He has extensive experience working on Intelligent Automation/Robotics Process Automation projects, business process improvement, project/engagement management, IT support, change management, implementation, delivery management, and business development. Prior to joining PLDT in May 2020, he was the Senior Director for EY Philippines’ advisory practice where he led their Intelligent Automation/Robotics Process Automation offerings. Prior to EY, he was a Senior Manager in KPMG for three of their advisory domains - Strategic Sourcing and Procurement, Shared Services and Outsourcing, and Supply Chain and Operations. Mr. Dean graduated with a Degree in Molecular and Cell Biology with emphasis in Cell and Developmental Biology from the University of California at Berkeley, USA.

Mr. Jonston Prince W. Ong has over 10 years of experience in the fields of business development, sales and marketing. Prior to joining PLDT in March 2020, he worked in Philip Morris Inc. as Head of National Key Accounts since 2017, and as Commercial Planning Manager General Trade from 2015 to 2016. He was the National Sales Manager for General Trade of GlaxoSmithKline Consumer Healthcare from 2014 to 2015, and National Manager for Modern Trade and Regional Manager for General Trade of British American Tobacco Philippines from 2012 to 2014.  He served as Business Development Manager of Mead Johnson Nutrition Philippines from 2009 to 2012 and Unilever Philippines from 2007 to 2008. Mr. Ong graduated with a Bachelor of Science Degree in Hotel and Restaurant Management (Major in Culinary) from De La Salle University.

Ms. Bernadette C. Salinas worked in Smart Communications, Inc. (SMART) for 16 years from May 2003 to December 2019, as Senior Manager or Head of various departments. She was the Department Head/Vice President – Business Transformation Office from March 2017 to December 2019, Department Head/Vice President – Enterprise Process and Quality Management (August 16, 2012  to February 28, 2017), Commercial Business Planning (August 1, 2016 to February 28, 2017), Customer Experience Strategy and Operations (August 16, 2015 to July 31, 2016), and Customer Value Chain (July 16, 2013 to October 15, 2014). She also served as Senior Manager/Department Head under the Technology Group/Systems, Processes, and Quality Assurance. Ms. Salinas graduated with a Bachelor of Science Degree in Mathematics from the University of Santo Tomas.

2.	The Board approved the promotion of Mary Rose L. Dela Paz to the position indicated opposite her name:

Name	From	To	Effectivity Date
Mary Rose L. Dela Paz	First Vice President/Chief Procurement Officer	Senior Vice President/Chief Procurement Officer	August 6, 2020

3.

The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2020, which are sufficient to cover the total amount of dividends declared:

(a)	Regular dividend of Php38.00 per outstanding share of the Company’s Common Stock, payable on September 4, 2020 to the holders of record on August 20, 2020.

(b)

Php12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2020, payable on September 15, 2020 to the holder of record on August 20, 2020.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan_

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 6, 2020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  August 6, 2020